AMERICAN LORAIN CORPORATION

October 26, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall
Kevin Stertzel

Re:	American Lorain Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed April 30, 2010
File No. 1-34449

Dear Messrs. Schwall and Stertzel:

American Lorain Corporation (the “Company”) provides the following responses to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated as of September 28, 2010, regarding the Company’s above-referenced Form 10-K. We have incorporated the Staff’s comments in this response letter below, and the Company’s responses thereto are set forth after each comment.

Form 10-K for Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Revenue, page 30

1.	Please explain the reasons for the changes in revenue in each of your product segments. Discuss the circumstances that drove your sales increases and decreases, respectively, during the periods presented. For guidance, refer to ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company Disclosures,” SEC Release No. 34-26831, Part III.D (May 18, 1989).

Response: We respectfully note your comment and the Company’s response is as follows: Overall, sales are most affected by fluctuating demand from both domestic (China) and international customers. In 2009, domestic sales contributed approximately 70% of total revenue, while approximately 30% came from clients outside China. Demand increase and decrease in either market will affect the Company’s overall revenue, which is primarily impacted by the sales and marketing efforts described below.

U.S. Securities and Exchange Commission
October 26, 2010

Chestnut products comprised the Company’s core business in 2009. The Company has invested heavily in building up its domestic distribution network for chestnut products since inception and in 2008 and 2009 continued to add over 2,000 new retail locations to the existing distribution channels. The increased number of retail points, the change of product mix towards higher value added products and increased brand recognition attributable to increased selling and marketing expense in 2009 as disclosed under the heading “Our Sales and Marketing Efforts” are considered by the Company to be the main factors resulting in the revenue increase in the chestnut segment disclosed in the Form 10K.

The convenience food segment is relatively new compared to the chestnut segment and has experienced significantly higher relative growth. The Company believes this growth is primarily attributable to its ability to leverage its established distribution network for chestnut products to also sell convenience food products to supermarkets, convenience stores, restaurants and other customers. The Company also attributes the substantial growth in this segment to its successful marketing campaign, initiated in 2009, for its convenience food product portfolio.

Frozen products contributed a stable revenue stream as a result of stable demand from existing customers.

The Company will include the foregoing discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) section of its future filings.

Financial Statements General

2.	We note that a substantial amount of your assets continue to be located in China and also note your disclosures regarding currency restrictions. It appears you should continue to provide audited parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X. Otherwise, please explain why you do not believe this information is required.

Response: We respectfully note your comment. The Company has provided the audited parent-only condensed financial statements as of and for the year ended December 31, 2009 enclosed herewith (Exhibit 1). The Company will include audited parent-only condensed financial statements in its future annual reports on Form 10K.

U.S. Securities and Exchange Commission
October 26, 2010

Consolidated Balance Sheets, page F-2

3.	We note your line item described as “Advance to suppliers.” Please provide an accounting policy disclosure related to this balance sheet line item.

Response: We respectfully note your comment. The Company has provided the following description of its “Advance to Suppliers” accounting policy:

Advance to Suppliers is a good faith deposit paid to the supplier for the purpose of committing the supplier to provide product promptly upon delivery of the Company’s purchase order for raw materials, supplies, equipment, building materials etc. Pursuant to the Company’s arrangements with its suppliers, this deposit is generally 20% of the total amount contracted for.

This type of transaction is classified as a prepayment category under the account name “Advance to Suppliers” until such time as the Company’s purchase order is delivered, at which point this account is reduced by reclassification of the applicable amount to the appropriate asset account such as inventory or fixed assets or construction in progress.

The Company will include the foregoing discussion in the MD&A section of its future filings.

Consolidated Statements of Cash Flows, page F-6

4.	We note your line item presented in the Cash Flows from Operating Activities section described as “(Increase)/decrease in prepayments.” It appears this item relates to your balance sheet line item described as “Advance to suppliers.” Please explain why you have classified this item in the operating activities section of your statement of cash flows. It appears such amounts represent loans to growers of your raw materials. Please refer to ASC 230-10-45-13 and explain why you don’t believe these amounts represent investing activities.

Response: We respectfully note your comment. As discussed in the Company’s response to Comment 3 above, the advance is not in the nature of a loan to the grower of raw materials, but is rather a deposit to ensure prompt delivery of product upon the Company’s order. The Company believes this item is properly reflected in the operating activities section of the cash flows statement.

U.S. Securities and Exchange Commission
October 26, 2010

Note 2 - Summary of Significant Accounting Policies

Note (n) — Revenue Recognition, page F-12

5.	We note on page 10 of your document that distributors you sell to have rights of return for products that do not meet quality standards. We further note your disclosure that indicates distributors may earn performance based incentives based on sales volumes. Please expand your revenue recognition accounting policy disclosure to address your accounting for these elements of your sales agreements. In addition, please tell us the amounts you have accrued for each financial statement year presented for product returns and sales incentives and where these amounts are presented on your balance sheet.

Response: We respectfully note your comment. The Company’s response is as follows:

(a) Product Return Policy

The Company allows its customers to return product for exchange or reimbursement if there is a product quality problem. Since inception, it is very rare for product return to happen as a result of the Company’s strict quality control, and accordingly returns have been de minimus (i.e., less than $10,000 in 2008 and 2009). Accruals/reserves for such returns are not reflected in the balance sheets for 2008 and 2009, but will be accounted for at such time as returns are more than de minimus.

(b) Sales Incentives

The Company’s sales incentives program commenced in the latter part of 2009, during which time the Company gradually started to switch part of its domestic sales in China from direct sales to its current third party distributor sale model. Typically, the distributor would receive an award of approximately 1% of its sales revenue for achieving the sales target established at inception of the distribution relationship. Because the third party distributor sale model began in late 2009 and mostly was used only with small distributors, revenue generated from this channel was not significant compared with total domestic sales revenue. Third party distributors contributed only $8.53 million in new revenue in 2009, and received only approximately $75,000 as incentive payments from the Company in 2009. The Company believes this amount is immaterial; it is currently expensed and booked under marketing expenses on the Statement of Operations.

The Company will modify it accounting policy for the recognition of revenue going forward. Given the circumstances of how the Company conducts its incentive program, the Company anticipates it will book the payments settled in cash as a contract account to Gross Revenue, and include the amount in its report “Net Revenue”. The Company has considered the guidance in FASB ASC 605-50 (EITF 01-9) and will account for its sales incentive program in accordance to this literature.

U.S. Securities and Exchange Commission
October 26, 2010

The Company has also considered and performed a materiality analysis of amounts disclosed in previously filed financial statements. In accordance with SAB Topic 1M and 1N, in terms both quantitative and qualitative approaches to determination of materiality, while the Company acknowledges it may have potentially erroneously booked the incentives as expenses, it believes that the amount are clearly insignificant and do not warrant any type of restatement. The error would have no impact to net income for the year ended December 31, 2009. As indicated above the aggregate amount of $75,000 would only impact the amounts of reported revenue and expense. The Company points out that the literature puts particular emphasis on the reported revenue amount as a valuation benchmark for users of the financial statements; clearly $75,000 on $146 million of revenue, and $32 million of gross profit, is clearly in consequential to the analysis of the overall performance of the Company in terms of revenue, and gross profit.

The Company will add the foregoing information, as applicable, to its revenue recognition accounting policy disclosure in its future filings.

Note 6 - Related Party Receivable, page F-14

6.	We note your disclosure of certain loans to officers of the corporation. We further note in Note 5 you have significant amounts of loans to employees for purchases of materials. Please provide us with an understanding of the business transactions you engage in, such that officers and other employees require cash to obtain raw materials. Please also confirm to us that your CEO and COO are actively engaged in the direct purchase of raw materials for the company.

Response: We respectfully note your comment. The Company’s response is as follows:

The procurement of raw materials is at all times a very important operation but is particularly critical during the chestnut harvest season (which occurs in the 3rd and 4th fiscal quarters) when every effort has to be made to ensure the acquisition of the raw materials for the Company’s chestnut segment.

The Company uses every available employee to arrange purchases with desirable chestnut growers. However, because many of these growers are in rural farming areas of China where traditional banking and credit arrangements are difficult to implement, the Company must utilize cash purchases and also must contract for its future needs by placing a good faith deposit in cash with the growers. However none of these advances to employees for delivery to the growers on behalf of the Company are “personal loans” to the employees. (The funds are not provided for their personal use). The CEO and COO are involved in planning and supervising the procurement but are never actively engaged in the direct purchase of raw materials for the Company.

The Company’s disclosures are based on the materiality of figures and the assumption that if the related parties do not use some or all of the funds for the provision of raw materials and travel expenses on behalf of the Company, they simply return the funds to the Company. The Company will include the foregoing clarifications in its future filings.

U.S. Securities and Exchange Commission
October 26, 2010

7.	We note your disclosure at page F-14 that you make advances to executive officers for the purchase of raw materials. Please tell us how you have complied with Section 13(k) of the Exchange Act.

Response: We respectfully note your comment. The Company’s response is as follows:

The advances described in footnote 6 on page F-14 are of the same nature as the employee advances described above in the response to comment No. 7. These advances were issued to officers who manage and supervise the product procurement efforts, which includes assignment of procurement personnel and delivering to them the cash amount these personnel carry in the rural farming areas for product purchase and travel expenses on behalf of the Company. These advances are not personal loans i.e. not for personal use. Accordingly, the Company does not believe that these product procurement advances are loans in violation of Section 13(k) of the Exchange Act. The Company will include the foregoing clarifications in its future filings.

They are reflected as “receivables” because it cannot be reclassified to either inventory or advances without related evidence.

Note 8 – Property Plant & Equipment, page F-15

8.	We note your line item described as “Landscaping, plant, and tree” as an element of your property and equipment. We note elsewhere in your document on page 7 that you have begun growing your own supplies of chestnuts and vegetables. Please expand your accounting policy footnote related to property and equipment to include a discussion of your accounting for your investment in these assets. Include a discussion of the types of costs reflected as assets and. when and how you expect to amortize these costs. Refer to ASC 905-360-25-2 and ASC 905-360-35-4 for guidance.

Response: We respectfully note your comment. The Company agrees that “Landscaping, Plant and Tree” is an element of Property and Equipment and accordingly requires an accounting policy which will be addressed as follows:

Landscaping, Plant and Chestnut Trees are capitalized according to policy in terms of the dollar amount. The young trees are usually purchased as nursery stock and transplanted into the orchard in the desired pattern. Cultivation costs during the development period, including stakes and vines, grafting, fertilizer, and labor for pruning and forming are capitalized. Net proceeds from sales of products before commercial production begins are applied to the capitalized cost of the plants and trees.

U.S. Securities and Exchange Commission
October 26, 2010

When production in commercial quantities begins, the accumulated costs are depreciated over the estimated useful life of 30 years by the straight line method. It is expected that production in commercial quantities will begin in the foreseeable future.

The Company will include the foregoing information in the accounting policy disclosures of its future filings.

Form 10-K/A for Fiscal Year Ended December 31, 2009, (Filed April 30, 2010

Director Compensation, page 5

9.	For each director, disclose by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See the Instruction to Item 402(r)(2)(iii) and (iv).

We respectfully note your comment. The Company will make the requested disclosure in future filings.

Certain Relationships and Related Transactions, and Director Independence, page 7

10.	We note your disclosure at page 7 that “since January 1, 2008, there have been no transactions between members of management, five percent stockholders, affiliates promoters and finders.” Please tell us why you have not disclosed here the transaction(s) with Mr. Si Chen disclosed in Note 6 to your financial statements. Refer to Item 404(a) and -(d) of Regulation S-K.

Response: Please refer to the Company’s response to comment 7. As explained, the receivables disclosed in Note 6 of the financial statement are advances for the procurement of product on behalf of the Company and travel expenses and are not personal loans that should be characterized as related party transactions. The Company personnel receiving these advances for delivery to suppliers do not have a direct or indirect material interest in such transactions as contemplated by Rule SK 404.

The Company hereby acknowledges and confirms that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
October 26, 2010

If the Staff has any questions or further comments regarding the Company’s responses, please contact our U.S. legal counsel, Eric Lerner, at (212) 715-9494.

U.S. Securities and Exchange Commission
October 26, 2010

Very truly yours,

AMERICAN LORAIN CORPORATION

By: /s/ Chen Si
Name:
Title:

EXHIBIT 1

AMERICAN LORAIN CORPORATION

CONDENSED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(Stated in US Dollars)

AMERICAN LORAIN CORPORATION

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
American Lorain Corporation

We have audited the accompanying condensed balance sheets of American Lorain Corporation as of December 31, 2009 and 2008 and the related condensed statements of income, stockholders' equity and cash flows for the years then ended. These condensed financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these condensed financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the condensed financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the condensed financial statements referred to above present fairly, in all material respects, the financial position of American Lorain Corporation as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

South San Francisco, California	Samuel H. Wong & Co., LLP
March 11, 2010	Certified Public Accountants

AMERICAN LORAIN CORPORATION

CONDENSED BALANCE SHEET
AS OF DECEMBER 31, 2009 AND 2008
(Stated in US Dollars)

	Note	2009	2008
ASSETS
Current assets
Cash and cash equivalents	2(d)	$6,056	$-
Intercompany receivables	3	190,000	-
Related party receivables	4	69,037	-
Prepaid expenses		34,375
Prepaid taxes		33,028
Deferred tax asset	5	151,166	-
Total current assets		$483,662	$-

Investment in subsidiaries	6	34,634,945	24,212,191
TOTAL ASSETS		$35,118,607	$24,212,191

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Intercompany payables	7	113,261	-
Total current liabilities		$113,261	$-

Long-term liabilities		-	-

TOTAL LIABILITIES		$113,261	$-

STOCKHOLDERS’ EQUITY
Preferred stock, $.001 par value, 5,000,000 shares authorized; 0 shares issued and outstanding as of December 31, 2009 and 2008, respectively		-	-
Common stock, $.001 par value, 200,000,000 shares authorized; 30,240,202 and 25,172,640 shares issued and outstanding as of December 31, 2009 and 2008, respectively		30,240	25,172
Additional Paid in Capital		35,268,546	24,187,019
Retained earnings		(293,440)	-
Accumulated other comprehensive income		-	-
		$35,005,346	$24,212,191

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$35,118,607	$24,212,191

See Accompanying Notes to the Financial Statements and Accountant’s Report

AMERICAN LORAIN CORPORATION

CONDENSED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Stated in US Dollars)

	Note	2009	2008

Net revenues		$-	$-
Cost of revenues		-	-
Gross profit		$-	$-

Operating expenses			-
Selling and marketing expenses		-	-
General and administrative expenses		444,663	-
Total operating expense		444,663	-

Operating income/(loss)		$(444,663)	$-

Interest income		57	-
Other income		-	-
Other expenses		-	-

Earnings before tax		$(444,606)	$-

Deferred tax benefit		151,166	-

Net income		$(293,440)	$-

Earnings per share
- Basic		$(0.01)	$-
- Diluted		(0.01)	-

Weighted average shares outstanding
- Basic		26,075,413	25,172,640
- Diluted		26,518,515	25,172,640

See Accompanying Notes to the Financial Statements and Accountant’s Report

AMERICAN LORAIN CORPORATION

CONDENSED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Stated in US Dollars)

						Accumulated
	Number		Additional			Other
	Of	Common	Paid-in	Statutory	Retained	Comprehensive
	Shares	Stock	Capital	Reserves	Earnings	Income	Total
Balance, January 1, 2008	25,172,640	25,172	24,187,019	-	-	-	24,212,191
Increase in paid in capital	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	-
Balance, December 31, 2008	25,172,640	25,172	24,187,019	-	-	-	24,212,191

Balance, January 1, 2009	25,172,640	25,172	24,187,019	-	-	-	24,212,191
Increase in paid in capital	5,067,562	5,068	11,081,527	-	-	-	11,086,595
Net income	-	-	-	-	(293,440)	-	(293,440)
Balance, December 31, 2009	30,240,202	30,240	35,268,546	-	(293,440)	-	35,005,346

See Accompanying Notes to the Financial Statements and Accountant’s Report

AMERICAN LORAIN CORPORATION

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Stated in US Dollars)

	Note	2009	2008
Cash flows from operating activities
Net income		$(293,440)	$-
(Increase)/decrease in other receivables		-	-
(Increase)/decrease in intercompany receivables		(190,000)	-
(Increase)/decrease in related party receivables		(69,037)	-
(Increase)/decrease in prepaid expenses		(34,375)	-
(Increase)/decrease in prepaid taxes		(33,028)	-
(Increase)/decrease in deferred tax assets		(151,166)	-
(Increase)/decrease in intercompany payables		113,261	-
Net cash (used in)/provided by operating activities		$(657,785)	$-

Cash flows from investing activities
Purchase of short-term investment fund		(10,422,754)	-
Net cash used in investing activities		$(10,422,754)	$-

Cash flows from financing activities
Issue of common stock		11,086,595	-
Net cash provided by/(used in) financing activities		$11,086,595	$-

Net in cash and cash equivalents (used)/sourced		6,056	-

Effect of foreign currency translation		-	-

Cash and cash equivalents–beginning of year		-	-

Cash and cash equivalents–end of year		$6,056	$-

Supplementary cash flow information:
Interest received		-	-
Interest paid		57	-
Income taxes paid		$-	$-

See Accompanying Notes to the Financial Statements and Accountant’s Report

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2009 AND 2008
(Stated in US Dollars)

1.	ORGANIZATION, BASIS OF PRESENTATION, AND PRINCIPAL ACTIVITIES

(a)	Organization History of American Lorain Corporation and its subsidiaries

American Lorain Corporation (the “Company” or “ALN”) is a corporation incorporated on February 4, 1986 and was formerly known as Millennium Quest, Inc.

On May 3, 2007, the Company entered into a share exchange agreement with International Lorain Holding Inc. (“ILH”), whereby the Company consummated its acquisition of ILH by issuance of 697,663 Series B voting convertible preferred shares to the shareholders of ILH in exchange of 5,099,503 ILH shares. Concurrently on May 3, 2007, the Company also entered into a securities purchase agreement with certain investors and Mr. Hisashi Akazawa and Mr. Si Chen (each a “beneficial owner”) whereby the Company issued 319,913 (after reverse-split at 32.84 from 10,508,643) common shares to its shareholders as consideration of the Company’s reverse-merger with Lorain. The Company owns 100% of ILH.

Through restructuring and acquisition in 2005, ILH directly wholly-owns two Chinese operating subsidiaries, Luotian Lorain and Junan Hongrun. ILH indirectly wholly-owns two subsidiaries, Beijing Hongrun and Dongguan Lorain, thorough Junan Hongrun. Through ILH, ALN indirectly owns these four subsidiaries. ALN also indirectly owns 80.2% of Shandong Lorain, the remaining of 19.8% interest is owned by Shandong Economic Development Investment Co. Ltd., which is governmental agency.

(b)	Business Activities

Prior to May 3, 2007, when ALN completed a reverse merger with ILH, ALN did not engage in any active business operations other than in search and evaluation of potential business acquisition target. Currently, ALN mainly serves as

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Method of Accounting

The Company maintains its general ledger and journals with the accrual method accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements, which are compiled on the accrual basis of accounting. These financial statements have been prepared without consolidating the Company’s subsidiaries which constitutes a departure from GAAP.

(b)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates

(c)	Economic and political risks

The Company’s subsidiaries operate in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2009 AND 2008
(Stated in US Dollars)

The Company’s subsidiaries in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The subsidiaries’ results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

(d)	Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(e)	Income taxes

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

The Company’s subsidiaries are subject to PRC tax laws.

(f)	Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the years.

The Company computes earnings per share (“EPS”) in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per share” (“SFAS No. 128”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

(g)	Financial Instruments

The Company’s financial instruments are cash and cash equivalents, intercompany receivables, related party receivables, prepaid expenses, prepaid taxes and related party payables. The recorded values of cash and cash equivalents, related party receivables, prepaid expenses, prepaid taxes, intercompany receivables and related party payables represent approximate their fair values based on their short-term nature.

(h)	Recent accounting pronouncements

In June 2009, FASB issued FASB Statement No. 166, Accounting for Transfers for Financial Assets (FASB ASC 860 Transfers and Servicing) and FASB Statement No. 167 (FASB ASC 810 Consolidation), a revision to FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities (FASB ASC 810 Consolidation).

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2009 AND 2008
(Stated in US Dollars)

Statement 166 is a revision to FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FASB ASC 860 Transfers and Servicing), and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. Statement No. 166 (FASB ASC 860 Transfers and Servicing) must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The Company is still evaluating the impact of the above pronouncement.

Statement 167 is a revision to FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities (FASB ASC 810 Consolidation), and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. Statement No. 167 (FASB ASC 810 Consolidation) shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is still evaluating the impact of the above pronouncement.

On June 30, 2009, FASB issued FASB Statement No. 168, Accounting Standards Codification™ ( FASB ASC 105 Generally Accepted Accounting Principles) a replacement of FASB Statement No. 162 the Hierarchy of Generally Accepted Accounting Principles. On the effective date of this standard, FASB Accounting Standards Codification™ (ASC) became the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. If an accounting change results from the application of this guidance, an entity should disclose the nature and reason for the change in accounting principle in their financial statements. This new standard flattens the GAAP hierarchy to two levels: one that is authoritative (in FASB ASC) and one that is non-authoritative (not in FASB ASC). Exceptions include all rules and interpretive releases of the SEC under the authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants, and certain grandfathered guidance having an effective date before March 15, 1992. Statement No. 168 is the final standard that will be issued by FASB in that form. There will no longer be, for example, accounting standards in the form of statements, staff positions, Emerging Issues Task Force (EITF) abstracts, or AICPA Accounting Statements of Position. The Company has adopted the new accounting standard. There was no material impact on the financial statements presented herein.

2.	INTERCOMPANY RECEIVABLES

Intercompany receivables consisted of the following as of December 31, 2009 and 2008:

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2009 AND 2008
(Stated in US Dollars)

	2009	2008
Shandong Lorain Co., Ltd.	190,000	-
	$190,000	$-

3.	RELATED PARTY RECEIVABLES

Related party receivables consisted of the following as of December 31, 2009 and 2008:

	2009	2008
Chen Si	69,037	-
	$69,037	$-

4.	DEFERRED TAX ASSET

The Company has a net operating loss of 444,606 during the year of 2009. As the Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years, so the deferred tax asset is calculated as following:

	Taxable Income	Taxable Income Not
Tax Rate	Over	Over	Deferred Tax Asset
15%	0	50,000	$7,500
25%	50,000	75,000	6,250
34%	75,000	100,000	8,500
39%	100,000	335,000	91,650
34%	335,000	10,000,000	37,266
Deferred Tax Asset Total			$151,166

6.	INVESTMENT IN SUBSIDIARIES

Investment consisted of the following as of December 31, 2009 and 2008:

	2009	2008
International Lorain Holding, Inc.	$34,634,945	$24,212,191
	$34,634,945	$24,212,191

ALN made investments of to Junan Hongrun Foodstuff Co., Ltd. during the year after the financing transaction of American Lorain Corporation from a private placement.

7.	INTERCOMPANY PAYABLES

Intercompany payables consisted of the following as of December 31, 2009 and 2008:

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2009 AND 2008
(Stated in US Dollars)

	2009	2008
Shandong Lorain Co., Ltd.	113,261	-
	$113,261	$-